April 4, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 4561
Washington, DC 20549
         Attn: Mr. John A. Spitz, Senior Staff Accountant

Re: First Federal Bankshares, Inc.
      Item 4.02 Form 8-K
      Filed February 25, 2008
      File Number: 000-25509

Dear Mr. Spitz:

This letter is in response to your letter dated March 20, 2008, transmitting comments of the staff of the Securities and Exchange Commission (the "Commission") in response to the letter we sent on March 11, 2008. That letter was in reply to your original letter dated February 28, 2008, which related to the Form 8-K filed by First Federal Bankshares, Inc. (the "Company") on February 25, 2008.

Background Information

Trapeza 2006-10A is a trust-preferred pooled security (TPS) with an original face value of $500 million issued in June of 2006. It has a stated final maturity of 35 years, but is callable after four years. The cash flows of the TPS are derived from the trust preferred securities or subordinated debt issued by 61 separate banks and thrifts (67%), insurance companies (6%), and REITS/homebuilders (27%). As of December 31, 2007, no single entity in the TPS accounted for more than $20 million or 4% of the original face value of the TPS. The average entity-level exposure in the TPS was only $8.3 million. The TPS is also diversified on a geographic basis, with none of seven regions in the United States accounting for more than 26% of the original face value of the issue.

     The TPS consists of eight separate classes, seven of which are senior and one of which is subordinated. The Company owns $5.0 million of the $22.0 million D2 Class, which is the lowest of the senior classes. The D2 Class was rated `triple-B' by a nationally recognized rating agency at the time the TPS was issued. However, the D2 Class was downgraded to "triple-C" on December 21, 2007, due to the actual or anticipated default of two REITs within the TPS. These REITs constituted $33.9 million or 7% of the original face value of the TPS. The cash flows of the D2 Class are secured through a combination of subordination from the lower class within the TPS structure, as well as over-collateralization of available future contractual cash flows. The subordinated class absorbs losses before higher rated classes within the TPS structure.

Management Responses

Following are the Company's responses to Item 1 of the staff's letter:

o Exhibit A contains a summary of the cash flows within the Trapeza 2006-10A TPS. Exhibit B contains a sensitivity analysis of the impact future defaults could have on such cash flows.

     Management of the Company has the following observations/conclusions with respect to the information contained in Exhibits A and B:
     1. Exhibit A clearly shows that the D2 Class will receive all contractual principal and interest payments despite the actual and anticipated default of two REITs within the TPS (refer to columns I through N in the exhibit). Although Exhibit A reveals that interest payments are likely to be deferred for six quarters under the terms of the TPS structure, the over-collateralization of cash flows inherent within the TPS structure is sufficient to pay interest on such deferrals. It should be noted that the cash flows in Exhibit A include no recovery assumption on the two defaulted issuers. Management understands this to be more conservative than the recovery assumptions often used by the rating agencies, which typically range from 30% to 0%.
     2. Exhibit B documents the defaults under various recovery scenarios that would be necessary before the D2 Class would incur a loss of principal and/or interest cash flows. This analysis reveals that future defaults could range from $74.1 million (30% recovery assumption) to $39.9 million (0% recovery assumption) before the D2 Class would incur a loss of principal and interest cash flows (refer to line 6 in Exhibit
          B).
     3. Exhibit B also documents the future defaults in the REIT/homebuilder portion of the TPS that could be borne by the D2 Class assuming 30-year historical default rates are experienced in the bank, thrift, and insurance portions of the security (a time period that included a record level of bank and thrift defaults from 1985 to 1995). Management extended the sensitivity analysis in this manner because long-term historical default rates on banks, thrifts, and insurance companies are generally well-known and documented (refer to line 7 and Note (4) in Exhibit B). However, long-term default rate information on REITs and homebuilders is not generally available. This extended analysis revealed that future defaults in the REIT/homebuilder portion of the TPS could range from $66.1 million (30% recovery assumption) to $29.1 million (0% recovery assumption) before the D2 Class would incur a loss of principal and interest cash flows (refer to line 8 in Exhibit B). These default levels equate to 53% and 23% of the remaining REIT/homebuilder exposure in the TPS, respectively.
     4. In management's judgment, it is unlikely that future defaults of banks, thrifts, and insurance companies will exceed long-term historical default rates. Furthermore, in management's judgment, future defaults of REITs/homebuilders at levels sufficient to compromise the future available contractual cash flows of the D2 Class are not probable at this time. Therefore, in the judgment of management, the future default scenarios documented in Exhibit B provide sufficient rationale for concluding that the impairment of the future available contractual cash flows on the D2 Class is not probable at this time.

o As noted by the staff in its letter, the market value of the Company's investment in Trapeza 2006-10A D2 at December 31, 2007, was $1.875 million and had an unrealized loss of $3.27 million or 64% of the Company's amortized cost as of that date. In accordance with its usual and customary practice, the Company received this indication of market value from a third-party broker. Management of the Company does not believe this valuation is representative of the true value of the security, and as such, should not be relied upon as the sole and/or primary determination of an "other than temporary" impairment. The assessment of available evidence to determine whether a decline in fair value is "other than temporary" requires considerable management judgment. These judgments are based on subjective as well as objective factors, including knowledge and experience about past and current events and assumptions about future events. Management's judgments with respect to these objective and subjective factors are itemized in the following paragraphs.
     1. Objective factors considered by management in the case of Trapeza 2006-10A D2 include:
          a. Current contractual cash flows of the TPS as of the balance sheet date have not been compromised, as previously discussed. Furthermore, in management's judgment outlined above, the future contractual cash flows due on the D2 Class have not been compromised assuming reasonable future losses based on objectively determined historical default rates. At this time, management has no reason to believe that these historical long-term default rates are not representative of future default rates. Therefore, in the judgment of management, the current valuation of the D2 Class reflects other market factors that are external to the true value of the security, as discussed in paragraph 2a, below.
          b. The Company has the positive intent and ability to hold Trapeza 2006-10A D2 for a period of time sufficient to allow for anticipated recovery in market value or until redemption/maturity.
          c. As of December 31, 2007, the fair value of Trapeza 2006-10 D2 had been less than its amortized book value for only three months. In the judgment of management, this is an insufficient amount of time to conclude that the investment is "other than temporarily" impaired.
     2.   With  respect  to  subjective  factors,   management   considered  the
          following:
          a. Management believes that recent disruptions in the market for collateralized debt obligations (CDOs) such as Trapeza 2006-10A D2 have resulted in substantial illiquidity in the market for CDOs. This illiquidity makes it extremely difficult to determine whether current price declines on the TPS represent an accurate assessment of value or whether such is caused by temporary disruptions in the market for CDOs. These disruptions have been caused by well-publicized difficulties in the market for sub-prime mortgages, which has negatively impacted the market for all CDOs, regardless of whether such securities are secured by collateral other than sub-prime mortgages. In the judgment of management, illiquid markets create conditions in which participants may not receive fair price indications for securities. Integral to the definition of "fair value" as specified in Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157), is the concept of an "orderly transaction between market participants." In the opinion of management, the current CDO market is not "orderly."
               Therefore, management believes it would be inappropriate to utilize recent declines in the fair value of Trapeza 2006-10A D2 as the sole and/or primary determinant of "other than temporary" impairment. Further, management believes it would be inappropriate and misleading to record security write-downs through earnings that are caused by temporarily illiquid markets that could be reasonably expected to return to normal in the foreseeable future.
          b. As previously noted, the market value of the Company's investment in Trapeza 2006-10A D2 at December 31, 2007, was $1.875 million. Management computed the implied cumulative future default rate that the companies that secure the TPS would need to experience in order for such market value to result in a discounted rate of return on the TPS of approximately 13%. Based on third-party information available to management, 13% was the average expected yield on "triple-C" rated debt securities as of December 31, 2007. Management's computations revealed that the implied future cumulative default rate would need to be 25% to 19% of the current face value of the TPS assuming 30% and 0% default recovery rates, respectively. In the judgment of management, this is an unreasonable rate of future defaults that is not supported by historical experience and/or current conditions. In the opinion of management, this provides additional rational for concluding that the independent, third-party price indication received on Trapeza 2006-10A D2 as of December 31, 2007, is impacted by the illiquid nature of the current market for CDOs and/or other factors that are not related to the true value of the security.
          c. Credit spreads in the markets for investment grade and high-yield corporate bonds have increased significantly in recent months. Despite these increases, credit spreads are not substantially wider than they were from 2001 to 2003, and in some instances are still narrower than they were during that timeframe. Subsequent to 2003, credit spreads narrowed significantly and rapidly, which resulted in improved prices on debt securities that had been adversely affected by the increase in credit spreads from 2001 to 2003. In light of this historical behavior of credit spreads, as well as recent declines in market interest rates led by decreases in the Fed Funds rate, management is not of the opinion that the decrease in the fair value of Trapeza 2006-10A D2 is "other than temporary" or "permanent."

          d. As previously noted, Trapeza 2006-10A D2 was downgraded to "triple-C" on December 21, 2007, due to the actual or anticipated default of two REITs within the TPS. Downgrades of securities are not permanent. It is possible that this TPS could be upgraded as the companies within the TPS prepay their debt obligations and the remaining subordination and over-collateralization of cash flows within the TPS structure becomes more significant relative to the remaining exposures in the TPS. Companies in the TPS have the option to call these obligations within the next three to four years. It is also possible (although not probable), that the company for which default was anticipated in the recent downgrade will not actually default, which could result in an improved outlook for the D2 Class. In any event, a nationally recognized rating agency recently issued a report stating that the current outlook for bank and insurance TPS-collateralized CDOs is stable. In the opinion of management, these facts provide additional rational for concluding that the decrease in the fair value of Trapeza 2006-10A D2 is not "other than temporary" or "permanent."
     3. Management of the Company is mindful of its ongoing obligation to assess whether Trapeza 2006-10A D2 has become "other than temporarily impaired" or "permanently impaird." The Company will continue to monitor this security, as it does all of the securities in its investment portfolio, as part of the regular application of its risk management and accounting procedures. Future defaults by the companies that underlie the security, negative actions by ratings agencies, or deterioration in market conditions or other factors could result in the Company concluding at some future date that this security must be accounted for as "other than temporarily impaired" or "permanently impaired."

With respect to Item 2 in the Commission's letter, we understand the comment relating to the Company's determination of the effectiveness of its disclosure controls and internal controls. We will make the appropriate revisions to Item 4 in the Company's amended 10-Q, as requested.

                                    * * * * *

We trust this letter addresses the staff's comments. Please do not hesitate to contact me at 712-277-0222 or mdosland@vantusbank.com if there are additional questions or comments.

Sincerely,


/s/ Michael W. Dosland
Michael W. Dosland
President and Chief Executive Officer

Encl:    Exhibit A (Trapeza 2006-10A D2 Cash Flow Summary)
         Exhibit B (Trapeza 2006-10A D2 Default Sensitivity Analysis)

cc:   Registrant Legal Counsel
      Registrant Independent Auditors
      Registrant Board of Directors

Exhibit A
First Federal Bankshares, Inc.
Trapeza 2006-10A D2 Cash Flow Summary
(Information Provided by Third-Party Bond Manager)
December 31, 2007

December 31, 2007

  A        B          C          D          E         F          G           H              I          J          K         L
                  ------------------------------------------------------------------   ---------------------------------------------
                  Total TPS Cash Flows                                                     Class D-2 Cash Flows (1)
------------------------------------------------------------------------------------   ---------------------------------------------
                   Balance                  Total        Total                                Balance
                  Outstanding Paydowns    Principal      Interest     Total       Total    Outstanding  Interest  Interest  Interest
Period    Date       EOP     & Turnover   Proceeds       Proceeds   Defaults(2)  Recoveries(3)  EOP     Payable   Paid (5)  Deferred
------------------------------------------------------------------------------------   ---------------------------------------------
  0    15-Jun-06  500,048,000                                         20,000,000
  7    6-Apr-08   480,048,000     0            0           7,129,594  13,948,000   0    22,000,000    478,500    0           478,500
  8    6-Jul-08   466,100,000     0            0           5,715,292  0            0    22,000,000    967,407    0           967,407
  9    6-Oct-08   466,100,000     0            0           5,265,547  0            0    22,000,000  1,466,948    0         1,466,948
  10   6-Jan-09   466,100,000     0            0           4,995,599  0            0    22,000,000  1,977,355    0         1,977,355
  11   6-Apr-09   466,100,000     0            0           4,845,626  0            0    22,000,000  2,498,862    0         2,498,862
  12   6-Jul-09   466,100,000     0            0           5,023,314  0            0    22,000,000  3,031,712    0         3,031,712
  13   6-Oct-09   466,100,000     0            0           5,269,505  0            0    22,000,000  3,576,152    544,440   3,031,712
  14   6-Jan-10   466,100,000     0            0           5,518,132  0            0    22,000,000  3,576,152    544,440   3,031,712
  15   6-Apr-10   466,100,000     0            0           5,571,632  0            0    22,000,000  3,576,152    544,440   3,031,712
  16   6-Jul-10   466,100,000     0            0           5,844,907  0            0    22,000,000  3,576,152    544,440   3,031,712
  17   6-Oct-10   466,100,000     0            0           6,121,468  0            0    22,000,000  3,576,152    544,440   3,031,712
  18   6-Jan-11   466,100,000     0            0           6,300,769  0            0    22,000,000  3,576,152    544,440   3,031,712
  19   6-Apr-11   466,100,000     0            0           6,279,360  0            0    22,000,000  3,576,152    544,440   3,031,712
  20   6-Jul-11   466,100,000    38,402,953   38,402,953   7,286,232  0            0    22,000,000  3,576,152    544,440   3,031,712
  21   6-Oct-11   427,697,047     1,920,148    1,920,148   6,415,245  0            0    22,000,000  3,576,152    544,440   3,031,712
  22   6-Jan-12   425,776,899     1,920,148    1,920,148   6,517,133  0            0    22,000,000  3,576,152    544,440   3,031,712
  23   6-Apr-12   423,856,751     1,920,148    1,920,148   6,531,666  0            0    22,000,000  3,576,152    544,440   3,031,712
  24   6-Jul-12   421,936,604     1,920,148    1,920,148   6,610,321  0            0    22,000,000  3,576,152  2,123,617   1,452,535
  25   6-Oct-12   420,016,456     1,920,148    1,920,148   6,758,534  0            0    22,000,000  1,962,628  1,962,628   0
  26   6-Jan-13   418,096,308     1,920,148    1,920,148   6,825,596  0            0    22,000,000    478,500    478,500   0
  27   6-Apr-13   416,176,161     1,920,148    1,920,148   6,742,179  0            0    22,000,000    478,500    478,500   0
  28   6-Jul-13   414,256,013     1,920,148    1,920,148   6,852,869  0            0    22,000,000    478,500    478,500   0
  29   6-Oct-13   412,335,865     1,920,148    1,920,148   6,971,270  0            0    22,000,000    478,500    478,500   0
  30   6-Jan-14   410,415,718     1,920,148    1,920,148   7,016,977  0            0    22,000,000    478,500    478,500   0
  31   6-Apr-14   408,495,570     1,920,148    1,920,148   6,919,480  0            0    22,000,000    478,500    478,500   0
  32   6-Jul-14   406,575,422     1,920,148    1,920,148   7,036,645  0            0    22,000,000    478,500    478,500   0
  33   6-Oct-14   404,655,275     1,920,148    1,920,148   7,152,574  0            0    22,000,000    478,500    478,500   0
  34   6-Jan-15   402,735,127     1,920,148    1,920,148   7,168,539  0            0    22,000,000    478,500    478,500   0
  35   6-Apr-15   400,814,979     1,920,148    1,920,148   7,014,193  0            0    22,000,000    478,500    478,500   0
  36   6-Jul-15   398,894,832     1,920,148    1,920,148   7,058,563  0            0    22,000,000    478,500    478,500   0
  37   6-Oct-15   396,974,684     1,920,148    1,920,148   7,119,765  0            0    22,000,000    478,500    478,500   0
  38   6-Jan-16   395,054,536     1,920,148    1,920,148   7,116,853  0            0    22,000,000    478,500    478,500   0
  39   6-Apr-16   393,134,389     1,920,148    1,920,148   7,052,237  0            0    22,000,000    478,500    478,500   0
  40   6-Jul-16   391,214,241   391,214,241   391,214,24   9,495,221  0            0    0             478,500    478,500   0
------------------------------------------------------------------------------------   ---------------------------------------------
                     Note (4)                                                                    Note (4)

  M          N         O       P
--------------------------------------------------------------------------------
     Class D-2 Cash Flows (1)
--------------------------------------------------------------------------------
 Principal      Total
  Paid          Paid         O/C      I/C
--------------------------------------------------------------------------------

0              0            99.9%    108.2%
0              0           100.1%    110.1%
0              0           100.2%    113.3%
0              0           100.4%    113.3%
0              0           100.5%    111.9%
0              0           100.7%    110.0%
0              544,440     100.7%    112.9%
0              544,440     100.8%    112.9%
0              544,440     101.0%    111.8%
0              544,440     101.1%    110.2%
0              544,440     101.3%    113.1%
0              544,440     101.4%    113.2%
0              544,440     101.6%    112.2%
0              544,440     101.8%    125.4%
0              544,440     102.3%    120.2%
0              544,440     102.6%    120.0%
0              544,440     102.9%    119.9%
0            2,123,617     103.1%    117.2%
0            1,962,628     103.4%    120.1%
0              478,500     103.7%    120.5%
0              478,500     103.7%    120.2%
0              478,500     103.7%    117.5%
0              478,500     103.8%    119.7%
0              478,500     103.8%    119.4%
0              478,500     103.8%    119.2%
0              478,500     103.8%    116.6%
0              478,500     103.8%    118.7%
0              478,500     103.8%    118.5%
0              478,500     103.9%    118.5%
0              478,500     103.9%    116.1%
0              478,500     103.9%    118.3%
0              478,500     103.9%    118.2%
0              478,500     103.9%    118.1%
22,000,000  22,478,500     104.0%    157.1%
--------------------------------------------------------------------------------

                                             Note (4)
Notes:
(1) First Federal Bankshares, Inc., owns $5.0 million of the $22.0 million Class D-2 notes. First Federal Bankshares, Inc., actual cash flows are on a pro-rata basis.
(2) Cash flows assume an actual default of one issuer prior to April 08 ($20.0 million) and an anticipated default of another issuer in April 08 ($13.9 million).
(3) Cash flows assume no recoveries on defaulted issuers itemized in Note 2, above.
(4) Cash flows assume the security is called in July of 2016 due to the equity noteholder exercising the option to purchase the security in whole as stated in the security's prospectus. Per third-party bond manager, the equity noteholder is incented to redeem the TPS to preserve and/or accelerate cash flows on the equity portion of the TPS structure.
(5)  Includes interest on deferred interest in periods 13-25.

Exhibit B
First Federal Bankshares, Inc.
Trapeza 2006-10A D2 Default Sensitivity Analysis
(Information Provided by Third-Party Bond Manager)
December 31, 2007


Line                          A                                B               C               D               E
------------------------------------------------------------------------------------------------------------------------------------
  1                                                            0% Recovery Rate              10% Recovery Rate (5)
------------------------------------------------------------------------------------------------------------------------------------
                                                         Principal and                   Principal and
  2                                                       Interest(1)    Principal (1)    Interest(1)    Principal (1)
------------------------------------------------------------------------------------------------------------------------------------
  3   Cumulative Default Rate (2)                            14.8%           31.4%           19.0%           33.0%
------------------------------------------------------------------------------------------------------------------------------------
  4   Cumulative Default in Dollars                       73,848,957      157,015,072     95,009,120      165,015,840
------------------------------------------------------------------------------------------------------------------------------------
  5   Previously Defaulted Issuers (3)                    33,948,000      33,948,000      33,948,000      33,948,000
------------------------------------------------------------------------------------------------------------------------------------
  6   Additional Defaults TPS can Absorb                  39,900,957      123,067,072     61,061,120      131,067,840
------------------------------------------------------------------------------------------------------------------------------------
  7   Bank, Thrift, and Insurance Cumulative Defaults (4) 10,803,613      10,803,613       9,864,418       9,864,418
------------------------------------------------------------------------------------------------------------------------------------
  8   Amount REIT/Homebuilder Loss TPS can Absorb         29,097,344      112,263,459     51,196,702      121,203,422
------------------------------------------------------------------------------------------------------------------------------------
  9   Percent of Losses to Total REIT/Homebuilder (6)        23.3%           89.9%           41.0%           97.1%
------------------------------------------------------------------------------------------------------------------------------------




Line                          A                                F               G                H               I
------------------------------------------------------------------------------------------------------------------------------------
  1                                                           20% Recovery Rate (5)            30% Recovery Rate (5)
------------------------------------------------------------------------------------------------------------------------------------
                                                         Principal and                   Principal and
  2                                                       Interest(1)    Principal (1)    Interest(1)    Principal (1)
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  3   Cumulative Default Rate (2)                            20.1%           35.3%            21.6%           38.2%
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  4   Cumulative Default in Dollars                       100,509,648     176,516,944      108,010,368     191,018,336
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  5   Previously Defaulted Issuers (3)                     33,948,000       33,948,000      33,948,000      33,948,000
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  6   Additional Defaults TPS can Absorb                   66,561,648      142,568,944      74,062,368      157,070,336
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  7   Bank, Thrift, and Insurance Cumulative Defaults (4)   8,923,304       8,923,304        7,996,235       7,996,235
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  8   Amount REIT/Homebuilder Loss TPS can Absorb          57,638,344      133,645,640      66,066,133      149,074,101
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  9   Percent of Losses to Total REIT/Homebuilder (6)        46.2%           107.0%           52.9%          119.4%
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

Notes:
(1) Break-even default rates are the highest default rates that can be incurred before the D2 Class suffers a loss of principal (and interest, as the case may be).
(2) Each cumulative default rate reflects the aggregate principal balance of underlying assets which default over the life of the transaction divided by the initial aggregate principal balance.
(3)  Refer to Note (2) in Exhibit A.
(4) Estimate for future bank, thrift, and insurance cumulative defaults are based on actual 30-year historical default rates of 0.40% per year (banks and thrifts) and 0.28% per year (insurance). This time period includes record level of bank and thrift defaults from 1985 to 1995.
(5) For all of the recovery scenarios other than 0%, the cash flows assume a 15% recovery and 30% recovery on the $20.0 million and $13.9 million issues that defaulted prior to April 2008 (refer to Note (2) in Exhibit A). These are the actual recovery rates utilized by the rating agency in its last analysis.
(6) REIT/homebuilder portfolio was $124.9 million or 27% of the remaining face value of the TPS at December 31, 2007.